SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261, 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-4 (File No. 333-260383) of IRSA Inversiones y Representaciones Sociedad Anónima, as such Registration Statement may be amended from time to time, and to be a part thereof from the date of this report on Form 6-K.
This Form 6-K for IRSA Inversiones y Representaciones Sociedad Anónima contains:
Exhibit
1.                  IRSA Inversiones y Representaciones Sociedad Anónima — Unaudited Condensed Consolidated Financial Statements, as of September 30, 2021 and for the three-months period ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 30, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets